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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-46134

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) **AND ENDING** 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing Section FEB 27 2017 Washington DC 415

NAME OF BROKER-DEALER:

BB&T Investment Services, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 South College Street, 8th Floor
(No. and Street)

Charlotte	**North Carolina**	**28202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley, Chief Financial Officer **804-649-3965**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers, LLP

800 Green Valley Road, Suite 500	**Greensboro**	**North Carolina**	**27408**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

Oath or Affirmation

I, Randall B. Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of BB&T Investment Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



DOROTHY M. MITCHELL
NOTARY
PUBLIC
GASTON COUNTY NC



Randall B. Saufley
Chief Financial Officer

Dorothy M. Mitchell
Notary Public
My commission expires 8.15.20

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of
BB&T Investment Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BB&T Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Branch Banking and Trust Company, as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2017

PricewaterhouseCoopers LLP, 800 Green Valley Road, Suite 500, Greensboro, NC 27408
T: (336) 665 2700, F: (336) 665 2699, www.pwc.com/us

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking and Trust Company)
Statement of Financial Condition
Year Ended December 31, 2016

Assets	
Cash	$ 1,781,664
Cash segregated under regulation	644,550
Securities owned, at fair value	15,844,097
Commissions and fee receivable	3,915,730
Receivable from affiliated clearing broker	2,254,446
Receivable from affiliate	294,104
Income tax receivable from Parent	1,890,773
Furniture, equipment and leasehold improvements, net	21,373
Goodwill	5,108,400
Customer intangibles, net of accumulated amortization	6,139,936
Prepaid assets	1,006,293
Employee loans	832,970
Total assets	$ 39,734,336
Liabilities and Shareholder's Equity	
Deferred tax liability, net	$ 555,464
Deferred revenue from affiliate	148,121
Deferred revenue	379,210
Compensation payable	3,180,866
Payable to Parent	422,609
Accounts payable and other accrued liabilities	862,648
Total liabilities	5,548,918
Commitments and contingencies (Note 9)	
Shareholder's equity	
Common stock and additional paid in capital:no par;10,000 shares authorized; 10,000 shares issued and outstanding	18,599,371
Retained earnings	15,586,047
Total shareholder's equity	34,185,418
Total liabilities and shareholder's equity	$ 39,734,336

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

BB&T Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Branch Banking and Trust Company (the "Parent"), which is a wholly-owned subsidiary of BB&T Corporation (the "Corporation"). The Company is incorporated in the state of North Carolina and is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company clears client transactions with an affiliated clearing broker on a fully disclosed basis. The Company provides discount brokerage services, equities, mutual funds, government, corporate and municipal bonds, managed money, and fixed and variable rate insurance annuity products to clients. The Company is also registered as an investment adviser with the Securities and Exchange Commission.

National Penn Bancshares, Inc. Acquisition by the Corporation

On April 1, 2016, the Corporation acquired all of the outstanding stock of National Penn ("NP"), a financial holding company organized under the laws of the Commonwealth of Pennsylvania. NP conducted its business operations primarily through its commercial bank subsidiary, National Penn Bank, which was merged into the Parent. NP also operated other subsidiaries in Pennsylvania, New Jersey and Maryland to provide a wide range of retail and commercial banking and financial products and services. NP operated a business unit within National Penn Bank that sold investment products through investment counselors that were licensed through an unaffiliated broker-dealer under a contract between the unaffiliated broker-dealer and National Penn Bank. The Parent was the successor to the contract with the unaffiliated broker-dealer. The contract with the unaffiliated broker-dealer was terminated effective July 13, 2016, on which date the client relationships under the National Penn Bank contract were moved by the Parent, as successor to National Penn Bank, to the Company.

The acquisition of NP constituted a business combination. Assets and liabilities acquired by the Parent as part of the NP acquisition by the Corporation were recorded at fair value. The contribution by the Parent of the investment client relationships into the Company constituted a transaction between entities under common control, where the Company recorded the assets and liabilities related to that investment business and the customer relationships under the National Penn Bank investment contract at the Parent's historical cost. This included the historical cost of assets received and liabilities assumed by the Company, as follows:

Customer Intangibles	$2,394,586
Deferred Tax Liability	(933,361)
Net identifiable assets acquired	1,461,225
Goodwill	1,987,987
Total contributed by Parent	$3,449,212

Susquehanna Bancshares, Inc. Acquisition by the Corporation

On August 1, 2015, the Corporation acquired all of the outstanding stock of Susquehanna Bancshares Inc. ("SBI"), a FHC organized in 1982 under the laws of the Commonwealth of Pennsylvania. SBI operated investment units within its subsidiaries including SWS Investment Services, LLC ("SWS") that had contractual arrangements with an unaffiliated broker-dealer. The client relationships under the contracts with the unaffiliated broker-dealer were moved in 2015 by the Parent to the Company and SWS was merged into the Company.

The acquisition of SBI constituted a business combination. The merger of SWS into the Company constituted a transaction between entities under common control, where the Company, as the surviving entity, recorded SWS and the customer relationships at the Parent's historical cost.

The determination of fair value requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to change. These fair value estimates are considered preliminary and are subject to change for up to one year after the closing date of the acquisition as additional information becomes available. Adjustments to the value by the Corporation of the goodwill related to the SBI acquisition were allocated by the Parent to the Company during the year ended December 31, 2016 as itemized in Note 5. Intangible assets recognized are not deductible for income tax purposes.

2. Summary of Significant Accounting Policies

The accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by Company regulatory authorities. The following is a summary of the more significant accounting policies.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change include the determination of fair value for financial instruments, valuation of goodwill, intangible assets, and tax assets, liabilities and expense.

Cash

Cash represents amounts on deposit with banks that are not subject to segregation under federal regulation. Refer to Note 6 for additional information.

Cash Segregated under Regulation

Cash segregated under regulation is a special account for the exclusive benefit of customers. Refer to Note 6 for additional information.

Securities Owned

Securities owned represent investments in certain money market mutual funds. These securities are reported at fair value determined based on quoted market prices. All purchases and sales are recorded on a trade date basis.

Commissions and Fee Receivable

The Company executes a substantial amount of its client transactions directly with various mutual fund and annuity companies. As agent, and pursuant to selling and distribution arrangements, the Company receives commission and fee income directly from the respective mutual fund or annuity companies, including affiliated entities. Refer to Note 6 for additional information. The Company evaluates the credit risk of mutual fund and annuity companies and reports receivables net of any allowance for bad debts. As of December 31, 2016, there was no bad debt allowance.

Deferred Revenue
Under the terms of agreements related to the sale of annuity products, the agreements provide for a redemption provision exercisable by the client over defined time periods which generally range from one to two years. Based on the redemption provision, a reserve amount is held in Deferred Revenue until the redemption period has expired. Deferred revenue is recorded and subsequently recognized into income over the redemption period. If the redemption provision is exercised by the client prior to expiration, an amount equal to the redemption is refunded by the Company. Commissions are paid to the Company's sales agents at the inception of these contracts and any redemption is deducted from future compensation of such sales agents.

Deferred Revenue from Affiliate
Under the terms of an agreement with an affiliate, the Company earns income related to the sale of a managed portfolio product. The agreement prior to a 2015 amendment provided for an advance fee option with a two year service requirement related to Deferred Revenue from Affiliate. Upon the receipt of advanced commissions related to these sales, deferred revenue was recorded and subsequently recognized into income over the service period. Commissions are paid to the Company's sales agents at the inception of these contracts. The Company records a prepaid asset for the amount of the sales commission and subsequently recognizes commission expense over the period from the date of the sale through the expiration of the service period. See Note 7 for details of deferred revenue on sales of an affiliate's managed portfolio product and for changes to the contract.

Fair Value Measurements
Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820") provides a framework for measuring fair value which requires that an entity determine fair value based on the exit price from the principal market for the asset or liability being measured. Refer to Note 8 for additional information.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the asset.

Income Taxes
Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company's Parent and the Corporation. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as acquisitions. Goodwill is tested at least annually for impairment during the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value.

The Company measures impairment using the present value of estimated future cash flows based upon available information. Discount rates are based upon the cost of capital specific to the industry in which the Company operates. If the carrying value of the Company exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the Company is less than the carrying value, the Company would recognize impairment for the excess of carrying value over fair value. Other intangible assets include premiums paid for acquisitions of other identifiable intangible assets that generally relate to client relationships. Intangible assets other than goodwill, which are determined to have finite lives, are amortized based upon the estimated economic benefits received.

Employee Loans

The Company provides certain investment counselors with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally forgiven over a two to nine year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company evaluates the credit risk of Employee Loans and reports loans net of any allowance for bad debts. As of December 31, 2016, there was no bad debt allowance.

Changes in Accounting Principles and Effects of the New Accounting Pronouncements

During January 2017, the FASB issued new guidance related to Business Combinations. The new guidance provides clarification on the definition of a business and provides criteria to aid in the assessment of whether an integrated set of assets and activities constitutes a business. This guidance is effective for fiscal years beginning after December 15, 2017. The adoption of this guidance is not expected to be material to the Company's financial statements.

During February 2016, the FASB issued new guidance related to Leases. The new guidance requires lessees to recognize assets and liabilities related to certain operating leases on the balance sheet. The new guidance also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. This guidance is effective for fiscal years beginning after December 15, 2018. Upon adoption, the Company expects to report higher assets and liabilities as a result of including additional leases on the Statement of Financial Condition. The Company is still evaluating the impact on the Statement of Financial Condition.

3. Securities Owned

The Company held $15,844,097 in a money market mutual fund at the Company's affiliated clearing broker at December 31, 2016.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2016:

	Estimated Useful Life	
Furniture	10 Years	$ 449,826
Equipment	2-5 years	3,559
Leasehold Improvements	2-5 years	30,508
		483,892
Less: Accumulated depreciation and amortization		(462,520)
		$ 21,373

5. Goodwill and Customer Intangible

The Company has recorded goodwill and customer intangibles as part of the acquisitions by the Corporation as follows:

Goodwill, December 31, 2015	$2,596,647
Goodwill allocated to the Company as part of the SBI acquisition	523,766
Goodwill allocated to the Company as part of the NP acquisition	1,987,987
Goodwill, December 31,2016	$5,108,400

Customer Intangibles, December 31, 2015	$4,553,000
Customer intangibles acquired as part of the NP acquisition	2,394,586
Amortization expense	(807,650)
Customer Intangibles, December 31, 2016	$6,139,936

6. Related Party Transactions

The Company enters into certain related party transactions with the Parent and other affiliated companies. These transactions, which arise in the normal course of business, are summarized below. Receivables from and payables to Parent and affiliates represent amounts due from and to the Parent and affiliate companies and are expected to be settled in the normal course of business. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Cash

The Company had $1,781,664 of cash on deposit with the Parent at December 31, 2016 that is non-interest bearing.

Cash Segregated Under Regulation

The Company had $644,550 of cash on deposit with the Parent at December 31, 2016 in a restricted cash account for the exclusive benefit of customers.

Receivable from Affiliated Clearing Broker

The Company entered into an agreement with an affiliated broker-dealer whereby the broker acts as the Company's clearing broker. The affiliated clearing broker executes the Company's client transactions, extends margin credit to the Company's clients secured by the clients' securities, clears transactions and acts as custodian. The Company uses the affiliated clearing broker's systems to support daily operations.

Amounts receivable from the affiliated clearing broker of $2,254,446 primarily represent amounts due for commissions earned on client transactions, net of clearance and service contract costs of $288,413. These amounts arise through normal business operations and are current in nature.

The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines. Outstanding margin balances held by the affiliated clearing broker related to the Company's clients totaled $7,027,654 at December 31, 2016. Refer to Note 9 for additional information.

Income Tax Receivable from Parent
The Company had $1,890,773 in Income tax receivable from the Parent at December 31, 2016.

Parent Services
The Parent allocates costs to the Company for services provided for certain management, operational, finance, information technology and other support services. The Company had $422,609 of intercompany payables to the Parent and its subsidiaries related to these support services at December 31, 2016, which is presented in Payable to Parent on the Statement of Financial Condition.

The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included on the Statement of Financial Condition, and deferred tax liabilities at December 31, 2016, are presented below:

Deferred tax assets	
Deferred Compensation	$ 528,203
Unearned Income	146,478
Expense Accruals	1,137,131
Other	4,397
Total deferred tax assets	1,816,209
Deferred tax liabilities	
Intangible Amortization	(2,371,673)
Total deferred tax liabilities	(2,371,673)
Net deferred tax liablility	$ (555,464)

The Company has no valuation allowance against deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company did not have any unrecognized tax benefits and did not record or accrue any interest or penalties during 2016 related to unrecognized tax benefits. The Company is subject to U.S. income taxes as well as various state and local jurisdictions. Tax years subsequent to 2010 are open for examination.

8. Fair Value of Financial Instruments

Topic 820 established a framework for measuring fair value and defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also established a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Company holds a money market mutual fund with a fair value of $15,844,097 at December 31, 2016 that is measured as a Level 1 asset.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company held no Level 2 assets at December 31, 2016.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Company held no Level 3 assets at December 31, 2016.

The estimated fair value of the Company's financial instruments, which primarily consist of cash, receivables, and current obligations, approximates carrying value because of the short term nature of these financial instruments.

9. Commitments and Contingencies

In the normal course of business, securities transactions of brokerage clients of the Company are introduced and cleared through an affiliated clearing broker on a fully disclosed basis. The affiliated clearing broker may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the affiliated clearing broker, the affiliated clearing broker has the right to charge the Company for unsecured losses that result from a client's failure to complete such transactions. The Company has the right to pursue collection or performance from clients who do not perform under their contractual obligation. For the year ended December 31, 2016, there have been no such unsecured losses recognized by the Company. The Company is unable to reasonably forecast future losses that could occur as a result of a client's failure to complete a transaction.

Additionally, clients may carry margin balances with the affiliated clearing broker. Based on the terms of the indemnity agreement between the affiliated clearing broker and the Company, the Company would be held liable in the event of client default in this extension of credit. Margin balances are secured by securities in the client account and are maintained within maintenance requirements established by the affiliated clearing broker. To date, there have been no losses associated with this activity.

In the course of its business, the Company is subject to regulatory examinations, information gathering requests, inquiries and investigations. Management believes that there are no losses or expenses relating to regulatory matters that require accrual.

The nature of the Company's business results in a certain amount of litigation. The Company is involved in various legal proceedings, all of which are considered incidental to the normal conduct of business. Based on the information currently available, advice of counsel, available insurance coverage and established reserves, the Company's management believes that liabilities, if any, arising from these proceedings will not have a materially adverse effect on the financial condition, results of operations, or cash flows of the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial condition, results of operations or cash flows.

The Company's activities may expose them to off-balance sheet credit and market risk in the event the client or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit quality of the client or issuer of the instrument held as collateral. There were no losses associated with this activity in 2016.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. At December 31, 2016, the Company's net capital under the rule was $14,618,399 which was $14,248,471 in excess of the minimum required net capital of $369,928.

11. Subsequent Events

The Company evaluated subsequent events through February 24, 2017 and determined there are none requiring adjustment to or disclosure in the financial statements